Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces the third 2019 interim dividend of €0.68/share, an increase of 6% compared to 2018

The Board of Directors of TOTAL S.A. (the “Board of Directors”), during its meeting held on September 23, 2019, decided to accelerate dividend growth in the coming years, with a guidance of increasing the dividend by 5% to 6% per year.

On October 29, 2019, the Board of Directors confirmed the immediate implementation of this policy and declared the distribution of the third 2019 interim dividend at an amount of €0.68/share, an increase of 6% compared to the 2018 interim and final dividends.

This interim dividend will be detached and paid according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	March 30, 2020	March 26, 2020
Payment date	April 1st, 2020	April 21, 2020

Brunei: TOTAL sells its interest in offshore Block CA1

On October 30, 2019, TOTAL S.A. (together with its direct and indirect consolidated companies located in or outside of France, “TOTAL” or the “Group”) announced the signing of an agreement to sell wholly owned subsidiary Total E&P Deep Offshore Borneo BV — which holds an 86.95% interest in Block CA1, located 100 kilometers off the coast of Brunei — to Shell (Dordtsche Petroleum Maatschappij BV) for $300 million. The transaction is subject to approval by the competent authorities and is expected to close by December 2019.

Block CA1 covers 5,850 square kilometers, with water depths ranging from 1,000 to 2,500 meters. TOTAL currently operates the block alongside partners Murphy Oil (8.05%) and Petronas (5%).

France: TOTAL tops rankings in call for tenders for rooftop solar installations

On October 24, 2019, TOTAL announced that it continues to actively contribute to the growth of solar and wind power in France, with its affiliate Total Quadran winning 32 MW of new solar and wind power projects during the recent call for tenders issued by the French Energy Regulatory Commission (CRE).

Through Energie Développement, its 50-50 joint venture with solar project developer Amarenco France, Total Quadran is among the leaders of the eighth round of the CRE 41 call for tenders, winning 17 MWp, or 14% of the capacity awarded.

In total, with more than 166 MWp won across all rounds of the CRE 4 call for tenders issued in 2017, Energie Développement comes out on top in the rooftop solar installation industry in France (see Finergreen ranking2.)

[1]	Group 2 (500 KWp to 8 MWp)
[2]	Source : http://www.finergreen.com/wp-content/uploads/2017/04/19-10-08-Analyse-AO-Solaire-CRE4.8-ISB-vFR.pdf

TOTAL dedicates its $400 million global venture fund to carbon neutrality

On October 24, 2019, TOTAL announced that it will focus its global venture fund on fostering carbon neutrality. The fund will increase its capital to a cumulative $400 million within five years’ time. Its investments will support start-ups that develop innovative technologies and solutions which help companies to reduce their energy consumption or the carbon intensity of their activities. The fund will be known as Total Carbon Neutrality Ventures (TCNV).

TCNV will invest globally, with teams based in Europe and the U.S., focusing on the areas such as smart energy, energy storage, smart mobility, bioplastics and recycling.

The fund builds on Total Ventures’ existing portfolio of 35 global start-ups that directly and indirectly contribute to carbon neutrality. That portfolio includes Solidia, Sunfire, Scoop, Shyft Power Solutions, Ionic Materials, MTPV, AutoGrid, Stem and OnTruck.

Plastics Recycling: TOTAL announces plans to double its capacity of recycled polypropylene for the automotive industry

On October 22, 2019, TOTAL announced its decision to double the production capacity of its affiliate Synova to meet growing market demand for high-performance recycled materials. By early 2021, Normandy-based Synova, a French leader in its sector, is expecting to produce 40,000 tons per year of recycled polypropylene that meets the demanding quality standards of automotive original equipment manufacturers (OEMs) and carmakers.

TOTAL’s initiatives about end-of-life of plastics:

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TOTAL is a founding member of the Alliance to End Plastic Waste, an organization that brings together around 40 member companies from across the plastics and consumer goods value chain. These members committed over $1 billion, with the ultimate goal of investing $1.5 billion over the next five years to provide solutions to eliminate plastic pollution in the environment, particularly the oceans.

•	TOTAL is working on all forms of recycling to develop high-performance recycled polymers.

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TOTAL also joined forces with Citeo, Saint-Gobain and Syndifrais to create a polystyrene recycling channel in France by 2020. The feasibility of large-scale production will be validated at the Group’s industrial sites in Carling (France) and Feluy (Belgium).

Additionally, TOTAL is a global leader in bioplastics. The Total Corbion PLA joint venture owns a plant in Thailand with a capacity of approximately 75,000 tons per year of polylactic acid (PLA), a 100% renewable-based bioplastic that is recyclable and biodegradable.

TOTAL set a target of producing 30% recycled plastics by 2030.

China: TOTAL and Zhejiang Energy Group join forces to develop the growing low sulfur marine fuel market

On October 21, 2019, TOTAL announced the signing of a shareholders’ agreement with Chinese state-owned Zhejiang Energy Group (ZEG), to create a joint venture company dedicated to the supply and delivery of marine fuels in the region of Zhoushan, China.

The agreement, signed on the sidelines of the IPEC conference in Zhoushan, follows a memorandum of understanding entered into between TOTAL and ZEG in April 2019 to explore opportunities in the supply and distribution of energy in China. Total China Investment (TCI) will hold a 49% share in the new company while Zhejiang Zheneng Petroleum New Energy (ZZPNE) will hold the remaining.

Zhoushan region covers both Ningbo and Shanghai ports, the busiest shipping hub in the world in terms of cargo tonnage.

By combining ZEG’s historical anchoring in the energy business in the region and TOTAL’s longstanding expertise in the trading and marketing of international bunkers, the new company aims to actively contribute to the development of this fast-growing market.

The creation of the new company ensures the continuity of TOTAL’s business development strategy initiated almost 40 years ago in China.

New Marine Fuels: TOTAL’s first LNG bunker vessel launched

On October 18, 2019, TOTAL announced that its first large liquefied natural gas (LNG) bunker vessel was launched, following the signature of a long-term charter contract between TOTAL and Mitsui O.S.K Lines (MOL) in February 2018.

After delivery expected in 2020, the bunker vessel will operate in Northern Europe, where it will supply LNG to commercial vessels, including approximately 300,000 tons per year for CMA CGM’s nine ultra-large newbuild containerships in Europe-Asia trade, for a period of at least 10 years.

The LNG bunker vessel’s construction is in line with the International Maritime Organization (IMO) decision to drastically limit the sulfur content of marine fuels as of 2020. In this context, the transition from heavy fuel oil to LNG is a competitive, efficient and immediately available solution for maritime transportation. Used as a marine fuel, LNG sharply reduces emissions from ships, resulting in a significant improvement in air quality, particularly for communities in coastal areas and port cities.

Built by Hudong-Zhonghua Shipbuilding at their shipyard near Shanghai, the bunker vessel is fitted with innovative tank technologies, with a capacity of 18,600 cubic meters, provided by the French company GTT. Designed to be highly maneuverable, the 135-meter-long vessel will be able to operate safely in the ports and terminals considered. Lastly, it meets the highest environmental standards thanks to the use of LNG as fuel and complete reliquefaction of boil-off gas.

TOTAL opens a digital factory to further its ambition of becoming the responsible energy major

On October 18, 2019, TOTAL announced the opening of a digital factory in Paris in early 2020 that will bring together up to 300 developers, data scientists and other experts to accelerate the Group’s digital transformation. TOTAL’s goal is to leverage the capabilities of digital tools to create value in all of its businesses.

The digital factory will be tasked with developing the digital solutions TOTAL needs to improve its operations, in terms of both availability and cost; offer new services to customers, notably in the area of managing and controlling energy consumption, extend its reach to new distributed energies; and reduce its environmental impact. TOTAL’s ambition is to generate as much as $1.5 billion in value per year for the company by 2025 through additional revenue and reductions in operating or investment expenses.

Under the supervision of Frédéric Gimenez, chief digital officer of TOTAL and project manager of the digital factory, teams comprising top developers, data scientists, architects and specialists in agile methodologies will work with operating personnel from TOTAL’s different businesses in the 5,500-square-meter facility located in the center of Paris. From deep in the city’s innovation ecosystem, they will shape the energy professions of tomorrow, focusing on solutions that can be deployed agilely within the Group.

The Digital Factory is a new step in Total’s transformation process. It follows on the signature of major partnership agreements with Google on artificial intelligence and geosciences and with Tata Consultancy Services on Refinery 4.0.

Deutsche Post DHL Group and TOTAL reinforce their worldwide collaboration on energy solutions and innovative logistics

On October 14, 2019, TOTAL announced the signing of a strategic cooperation agreement with Deutsche Post DHL Group (DPDHL Group) to strengthen their partnership and their commitment to work together for sustainable mobility and low-carbon energies, logistics and transport services, and contribute to the implementation of their global business ambitions.

Thanks to their complementary geographic presence, the two groups will be able to benefit from new commercial cross-business opportunities, as a customer and a supplier respectively. This B2B partnership displays a common desire of the two companies to work even more closely together on technological and digital challenges and climate issues. Both companies will explore and develop concrete projects alongside their daily business operations and core expertise, including multi-energy offers, sustainable mobility, new solutions for fleet management as well as contract logistics, global freight forwarding, added value supply chain solutions, road freight and express services.

Built on a long history of commercial relationships in more than 100 countries around the world, this B2B agreement between the two groups is also expected to leverage their respective global organizations to implement operational excellence, support sustainable business growth, and shape the future through innovation.

TOTAL expands its strategic partnership with Adani to supply and market natural gas in India

On October 14, 2019, TOTAL, the world’s second-largest LNG player, as part of its strategy to develop new gas markets, announced the expansion of its partnership with the Adani Group, the largest energy and infrastructure conglomerate in India, to contribute to the development of the Indian natural gas market.

The Indian natural gas market represents a substantial growth perspective. Natural gas currently represents only 7% of the energy consumption in India but has grown over the last 3 years by more than 5% per annum, supported by an active policy of the Indian government that aims to diversify its energy mix and develop domestic use of gas in cities and as fuel for vehicles. India has set the ambitious target of increasing the share of natural gas in its energy mix to 15% by 2030.

The partnership between Adani (50%) and TOTAL (50%) includes several assets across the gas value chain notably two imports and regasification LNG terminals: Dhamra in East India and potentially Mundra in the West, as well as Adani Gas Limited, one of the 4 main distributors of city gas in India of which Adani currently holds 74.8% and of which TOTAL will acquire 37.4%.

Adani Gas Limited aims to expand its distribution of gas in the next 10 years through its 38 concessions covering 7.5% of the Indian population and market natural gas to industrial, commercial and domestic customers, targeting 6 million homes as well as through 1,500 retail outlets of natural gas for vehicles.

As part of this partnership, TOTAL will bring its LNG and retail expertise and will supply LNG to Adani Gas Limited. TOTAL and Adani will also establish a joint venture to market LNG in India and Bangladesh.

To reach a 37.4% shareholding in Adani Gas Limited in accordance with Indian stock market regulations and subject to regulatory approvals, TOTAL will initially launch a tender offer to public shareholders to acquire up to 25.2% of equity shares before buying the remaining shares from Adani.

Taking into account the divestiture of the Group’s interest in Hazira terminal early 2019, the establishment of this partnership on gas in India represents a net acquisition cost for TOTAL of approximately $600 million over 2019-2020.

Brazil: TOTAL expands pre-salt footprint with new deep offshore exploration license

On October 10, 2019, TOTAL, operator, and its co-venturers Qatar Petroleum and Petronas announced that they won the C-M-541 deep offshore block in the 16th bidding round held by Brazil’s National Petroleum Agency (ANP). The acreage is located in the pre-salt Campos Basin in a water depth of about 3,000 meters.

TOTAL will operate the block with a 40% interest, alongside Qatar Petroleum (40%) and Petronas (20%). The consortium plans to drill a first exploration well in 2021.

This entry into a new block follows the FID made by TOTAL and its partners in June 2019 for the second FPSO of the Mero project (Libra Block), which is expected to start up in 2022. Currently under construction, the first FPSO of the Mero project is progressing according to schedule, with start-up planned in 2021. The first FPSO of the Iara project is expected to start up later this year and the second one in 2020.

TOTAL launches construction of its third solar power plant in Japan

On October 8, 2019, Total Solar International, a wholly owned TOTAL subsidiary dedicated to utility-scale solar plants, announced the start of the construction of Miyagi Osato Solar Park, a large-scale solar plant of 52 megawatt-peak (MWp) located in Osato, Miyagi prefecture, Japan. The project, which has achieved financial close, is expected to start up in 2021 and will provide clean and reliable electricity to Japanese households.

The plant is designed to fully meet Japan’s stringent earthquake-resistant building standards. The facility will be equipped with around 116,000 SunPower® Maxeon® high efficiency solar panels that deliver reliable performance throughout the entire life of every installation.

The plant will be operated by Miyagi Osato Solar Park G.K., a special purpose company, majority-owned by Total Solar International (90%), alongside SB Energy Corp. (SB Energy) (10%), a Japanese subsidiary of SoftBank Group.

The launch of the construction of Miyagi Osato Solar Park follows the beginning of the operation of two other large-scale solar plants of Total Solar International in Japan: Miyako Solar Park (25 MWp, 2019) and Nanao Power Plant (27 MWp, 2017). This rapid growth (over 100 MWp of cumulative capacity achieved in 2 years) sets TOTAL as one of the most dynamic players in the Japanese solar market.

Norway: Johan Sverdrup giant field starts up in the North Sea

On October 7, 2019, TOTAL announced the start-up of the production from phase 1 of the giant Johan Sverdrup field, more than two months ahead of schedule and with a cost reduced by more than 30%. The total investment amounts to approximately $10.5 billion. Johan Sverdrup is operated by Equinor (42.6267%), alongside Lundin Norway (20%), Petoro (17.36%), Aker BP (11.5733%) and TOTAL (8.44%).

Johan Sverdrup ranks among the world top three offshore projects in terms of carbon emission efficiency. With well below 1 kg of CO2 emitted per barrel, emissions savings are largely due to the electric supply from shore compared with traditional offshore gas turbines.

TOTAL closes the acquisition of Anadarko’s shareholding in Mozambique LNG

On September 30, 2019, TOTAL announced the closing of the acquisition of Anadarko’s 26.5% operated interest in the Mozambique LNG project for a purchase price of $ 3.9 billion.

This closing comes after TOTAL reached a binding agreement with Occidental on May 3, 2019, to acquire Anadarko’s assets in Africa (Mozambique, Algeria, Ghana and South Africa) and signed the subsequent purchase and sale agreement on August 3, 2019. This first transaction follows receipt of all requisite approvals by the relevant authorities and partners.

TOTAL operates Mozambique LNG with a 26.5% participating interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Ltd. (20%), ONGC Videsh Ltd. (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%) and PTTEP Mozambique Area 1 Limited (8.5%).

Closing operations are still ongoing in relation to Anadarko’s assets in the other countries (Algeria, Ghana, South Africa).

2019 Strategy & Outlook Presentation

On September 24, 2019, Patrick Pouyanné, Chairman and CEO of TOTAL S.A., Jean-Pierre Sbraire, CFO of TOTAL S.A., and Helle Kristoffersen, President, Strategy – Innovation of TOTAL S.A., presented TOTAL’s Strategy & Outlook in New York.

The presentation confirms TOTAL’s implementation of its strategy for profitable and sustainable growth for the benefit of all of its stakeholders, taking into account the evolution of energy markets. It also provides strong visibility on the Group’s roadmap to 2025.

Key messages of the presentation include:

•	Coping with volatile and changing energy markets

TOTAL is adapting to changing energy markets to ensure a sustainable future. Energy demand growth will benefit mainly gas and electricity, and, within these markets, LNG and renewables will grow the fastest.

•	Maintaining the Group’s breakeven below 30 $/b and strong financial position to ensure a sustainable future

In face of volatile energy markets, TOTAL focuses on operational excellence and financial discipline to maintain a low breakeven and strong balance sheet. In recent years, TOTAL has successfully reduced its organic pre-dividend breakeven to less than 30 $/b and confirms its key objective to maintain it below this level to be resilient in any price environment. Discipline on costs will be maintained, illustrated by the additional $1 billion cost reduction target until 2023 notably supported by a strong digital ambition. A strong balance sheet with a gearing expected to be maintained below 20% further strengthens the resilience of the Group.

•	Oil & Gas: building on the Group’s strengths for sustainable and profitable growth

TOTAL benefits from a large portfolio of profitable projects to fuel its future growth post 2023, leveraging a favorable oil service cost environment. Renewing reserves is based on two engines: exploration with recent discoveries in North Sea, South Africa and Guyana and access to discovered resources. TOTAL has also demonstrated its agility by making counter-cyclical acquisitions that have significantly high-graded the portfolio. The acquisition of Anadarko’s African assets fits perfectly into the strategy and improves visibility on the Group’s future. Downstream should make significant additional contributions to cash flow. Refining-Chemicals is focusing on growing petrochemicals using low cost feedstock on integrated platforms and Marketing & Services is expanding in large fast growing markets. Both segments also invest in new businesses linked to the development of low carbon economy (biofuels, bioplastics, plastic recycling, EV charging points, natural gas for trucks and shipping, etc.).

•	Investing in growing energy markets for sustainable long term

The energy transition leads to a growing role for both natural gas (mainly LNG) and electricity in the energy mix. TOTAL expects to increase its LNG sales to 50 Mt per year by 2025, supporting expected cash flow from operations’ growth in integrated LNG of 2.5 times between 2018 and 2025. In low carbon electricity, TOTAL expects to invest $1.5-$2 billion per year, notably in Europe, as a power producer from renewables and natural gas and distributor, targeting 8 million customers by 2025. Beyond Europe, TOTAL is leveraging strong electricity demand by investing in renewables generation using a capital light model to ensure more than 15% expected equity IRR. This strategy for LNG and electricity contributes to the Group’s ambition to reduce the carbon intensity of the energy products used by its customers by 15% between 2015 and 2030.

•	Outlook 2025 & Shareholder return

TOTAL expects to generate production growth of more than 5% per year between 2018 and 2021, followed by a stable period between 2022-23, and growth should then resume at more than 3% per year driven mainly by LNG project start-ups. TOTAL targets to deliver such growth while capital discipline is expected to be maintained with $16-18 billion per year capital investment over 2019 to 2023.

As a result of this strong outlook, the Board of Directors decided to accelerate dividend growth for the coming years with a guidance of increasing the dividend by 5% to 6% per year. As a result, the proposed amount for the third interim dividend for 2019 will be 0.68€ per share, an increase of 6% compared to the third interim dividend for 2018.

These decisions reflect the Board of Directors’ confidence in the ability of the Group to deliver sustainable and profitable growth for the coming years.

South Korea: Hanwha Total Petrochemical increases ethylene production capacity by 30%

On September 17, 2019, TOTAL announced that the Daesan integrated refining and petrochemicals complex in South Korea, a company owned by Hanwha Total Petrochemical (a 50/50 joint venture between TOTAL and Hanwha), started its new ethylene production capacities. With a $450 million investment, the site can produce up to 1.4 million tons per year of ethylene, an increase of 30%.

This project was launched in April 2017 and is the first in a series of three at the complex. More than $300 million are being invested to expand polyethylene production capacity by 50% to 1.1 million tons per year by the end of 2019, and nearly $500 million are being invested to increase polypropylene production capacity by close to 60% to an expected 1.1 million tons per year by 2021.

TOTAL and Envision join forces to capture the fast-growing distributed solar energy market in China

On September 16, 2019, TOTAL announced that TEESS, a 50/50 joint venture company established by TOTAL and Envision Group, a global leading smart energy technology company, had launched its commercial activity to develop on-site distributed generation solar projects for B2B customers in China.

TEESS will offer its clients a unique combination of distributed solar energy systems and digital solar energy solutions running on Envision’s AIoT Operating System EnOS™. This offer will allow the clients to decarbonize their energy while reducing energy costs, optimizing & digitalizing energy management, and enhancing the safety and reliability of energy utilization.

Russia: launch of the giant Arctic LNG 2 development

On September 5, 2019, TOTAL announced that TOTAL, Novatek and the other project shareholders approved the final investment decision (FID) for Arctic LNG 2, a major liquefied natural gas (LNG) development located on the Gydan peninsula, Russia. The project’s production capacity is expected to amount to 19.8 million tons per year (Mt/y) and is expected to export its first LNG cargo by 2023, the second and third trains are expected to start up by 2024 and 2026.

TOTAL has a direct 10% interest in Arctic LNG 2 alongside Novatek (60%), CNOOC (10%), CNPC (10%) and a Mitsui-Jogmec consortium, Japan Arctic LNG (10%). TOTAL also owns an 11.6% indirect participation in the project through its 19.4% stake in Novatek, thus an aggregate economic interest of 21.6% in the project.

TOTAL S.A.’s Executive Committee appointments

On September 2, 2019, TOTAL S.A. announced that two new members have joined its Executive Committee.

As of August 1, 2019, Jean-Pierre Sbraire was appointed Chief Financial Officer and member of TOTAL S.A.’s Executive Committee, following Patrick de La Chevardière’s retirement.

As of August 19, 2019, Helle Kristoffersen was appointed President, Strategy & Innovation and member of TOTAL S.A.’s Executive Committee. The position was previously held by Philippe Sauquet, now focusing on his responsibilities as President, Gas Renewables & Power.

TOTAL S.A.’s Executive Committee now consists of:

•	Patrick Pouyanné, Chairman and Chief Executive Officer.

•	Arnaud Breuillac, President, Exploration & Production.

•	Helle Kristoffersen, President, Strategy & Innovation.

•	Momar Nguer, President, Marketing & Services.

•	Bernard Pinatel, President, Refining & Chemicals.

•	Philippe Sauquet, President, Gas Renewables & Power.

•	Jean-Pierre Sbraire, Chief Financial Officer.

•	Namita Shah, President, People & Social Responsibility.

Uganda: termination of the agreement with Tullow

On August 29, 2019, TOTAL announced the termination of the acquisition agreement entered into with Tullow on January 9, 2017. On January 9, 2017, TOTAL and Tullow entered into a sale and purchase agreement whereby TOTAL would acquire 21.57% out of Tullow’s 33.33% interest in the Lake Albert licenses. CNOOC exercised its right to pre-empt 50% of the transaction. As a result, TOTAL and CNOOC would have each increased their interest to 44.1% while Tullow would have kept 11.8%.

Since 2017, all parties have been actively progressing the sale and purchase agreement. However, despite diligent discussions with the authorities, no agreement on the fiscal treatment of the transaction has been reached. The deadline for closing the transaction has been extended several times, clearly demonstrating the endeavors of the parties to find an agreement. The final deadline was reached at the end of August 29, 2019, and as such, the acquisition agreement was automatically terminated.

TOTAL’s interest therefore remains at 33.3% on blocks EA1, EA2 and EA3 prior to the 15% national company back-in, TOTAL being operator of the block EA1. TOTAL keeps the right to pre-empt any future transactions, in case any party divests part or all of its interest.

TOTAL strengthens its international partnership with Qatar Petroleum

On August 27 2019, TOTAL announced that TOTAL and Qatar Petroleum have strengthened their international partnership by signing agreements under which Qatar Petroleum will farm into TOTAL-held exploration acreage in Namibia, Guyana and Kenya. Following completion of the transactions, which are subject to approval by relevant authorities, Qatar Petroleum will partner with TOTAL in each country as outlined below:

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Namibia: TOTAL will transfer to Qatar Petroleum a 30% interest in Block 2913B and retain a 40% interest. TOTAL will also transfer to Qatar Petroleum 28.33% in Block 2912 and retain 37.78%. The deepwater blocks are located in the Orange Basin, offshore Namibia. A first exploration well is scheduled to be drilled next year on Block 2913B.

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Guyana: Qatar Petroleum will have 40% of the company holding TOTAL’s existing 25% interests in the Orinduik and Kanuku blocks, adjacent to the Stabroek Block in the prolific offshore Guyana Basin. TOTAL will retain the remaining 60% of this company. Following the Jethro discovery on the Orinduik license earlier this month, a second exploration well (Joe-1) is being drilled on the same block. A third (Carapa-1) is planned for later this year on the Kanuku license.

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Kenya: with ENI, TOTAL will transfer a combined 25% interest in Blocks L11A, L11B and L12 to Qatar Petroleum. TOTAL’s interest will be reduced from 45% to 33.75%. All three blocks are located in Kenya’s deep offshore. An exploration well is planned for Block L11B in 2020.

Qatar Petroleum became a shareholder of Total E&P Congo in 2013, acquiring 15% of its share capital. In 2018, TOTAL transferred a 25% working interest to Qatar Petroleum in the 11B/12B license it operates in South Africa, site of the recent Brulpadda discovery.

TOTAL inaugurates its thousandth solar-powered service station

On August 26, 2019, TOTAL announced the inauguration of its thousandth solarized service station, powered by solar panels. The rooftop solar systems at the TOTAL Palmeraie retail outlet in Marrakech, Morocco, are a milestone in the company’s program to solarize certain of its service stations worldwide, begun in late 2016.

TOTAL is also solarizing production sites, such as plants and refineries, and office buildings. A number of projects to equip various plants or office buildings with solar panels have been identified, adding up to a nominal power of more than 200 MW-peak, equivalent to the electricity demand of a city of 200,000 people.

France: TOTAL sells interest in pipeline network

On August 5, 2019, TOTAL announced the signing of an agreement to sell a 30% interest in Société des Transports Pétroliers par Pipelines (Trapil) to Pisto SAS for €260 million (approximately $290 million).

Following the transaction, which is subject to French regulatory approvals, TOTAL will remain a minority shareholder with an interest of 5.55% and will continue to use Trapil infrastructure under the current terms and conditions to carry products from the Normandy and Grandpuits refineries.